Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

September 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AgEagle Aerial Systems Inc.
Registration Statement on Form S-1 (File No. 333-281897)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Spartan Capital Securities LLC, the placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 18, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to dealers, institutions and others, who are reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, counsel of the placement agent, at (714) 312-7500 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Brian Duddy
Name:	Brian Duddy
Title:	Head of Capital Markets